Exhibit 99.1

JinkoSolar’s Subsidiary Jinko Solar Co., Ltd.’s Module Shipments Exceeded 52GW for the First Nine Months of 2023

SHANGRAO, China, October 10, 2023 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that the module shipments of Jinko Solar Co., Ltd. (“Jiangxi Jinko”), its majority-owned principal operating subsidiary, exceeded 52GW for the nine months ended September 30, 2023, with N-type modules accounting for about 57% of these shipments. This was made possible by leveraging Jiangxi Jinko’s extensive global marketing network, outstanding N-type technology, and advanced integrated capacity structure. As of September 30, 2023, Jiangxi Jinko’s all-time cumulative global solar module shipments exceeded 190GW in total.

Jiangxi Jinko’s high-efficiency N-type modules are recognized globally and, in September 2023, it won the bid to provide 3.2GW N-type modules for a project of CHN Energy Investment Group. In the same month, its integrated project in Shanxi, China started construction. Jiangxi Jinko’s current order book exceeds its estimated module shipments for the full year 2023.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 24 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2023.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com